# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blue Bird Corp, CIK 0001589526
CUSIP: 095306106
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3920 ARKWRIGHT ROAD, SUITE 200, Macon, Georgia (GA), 31210
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0002127306
Persons authorized to receive notices and communications: Groupe Autobus Girardin Ltee, 4000 Girardin Street, Drummondville, Quebec, Quebec Canada (A8), J2E 0A1, 888-697-3222; Thomas M. Rose, Troutman Pepper Locke LLP, 401 9th Street, N.W., Suite 1000, United States (X1), 20004, 202-274-2950

## Reporting persons
- Groupe Autobus Girardin Ltee (CIK 0002127306): type of reporting person: corporation (CO); citizenship or place of organization: Quebec Canada (A8); source of funds: other (OO); sole voting power 0; shared voting power 2,702,180; sole dispositive power 0; shared dispositive power 2,702,180; aggregate amount beneficially owned 2,702,180 (7.88% of the class)
  Comment: (1) Represents shares of common stock, par value $0.0001 per share (the "common stock"), of Blue Bird Corporation (the "Issuer") issuable upon the exchange of Class A non-voting exchangeable common shares (the "Exchangeable Shares") of MB Exchangeco Inc., a newly formed subsidiary of the Issuer existing under the law of the Province of Ontario ("MB ExchangeCo"). The Exchangeable Shares are exchangeable at any time at the option of the holder on a one-to-one basis into shares of common stock of the Issuer.
  
  (2) Based on (i) 31,591,902 shares of common stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 4, 2026 and (ii) 2,702,180 shares of common stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.
- Steve Girardin: type of reporting person: individual (IN); citizenship or place of organization: Quebec Canada (A8); source of funds: other (OO); sole voting power 0; shared voting power 625,825; sole dispositive power 0; shared dispositive power 625,825; aggregate amount beneficially owned 625,825 (1.94% of the class)
  Comment: (1) Represents shares of common stock of the Issuer issuable upon the exchange of Exchangeable Shares of MB ExchangeCo. The Exchangeable Shares are exchangeable at any time at the option of the holder on a one-to-one basis into shares of common stock of the Issuer. The Reporting Person holds 23.16% of the holding company of Groupe Autobus Girardin Ltee ("GAG").
  
  (2) Based on (i) 31,591,902 shares of common stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 4, 2026 and (ii) 625,825 shares of common stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.
- Andre Girardin: type of reporting person: individual (IN); citizenship or place of organization: Quebec Canada (A8); source of funds: other (OO); sole voting power 0; shared voting power 1,450,530; sole dispositive power 0; shared dispositive power 1,450,530; aggregate amount beneficially owned 1,450,530 (4.39% of the class)
  Comment: (1) Represents shares of common stock of the Issuer issuable upon the exchange of Exchangeable Shares of MB ExchangeCo. The Exchangeable Shares are exchangeable at any time at the option of the holder on a one-to-one basis into shares of common stock of the Issuer. The Reporting Person holds 53.68% of the holding company of GAG.
  
  (2) Based on (i) 31,591,902 shares of common stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 4, 2026 and (ii) 1,450,530 shares of common stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.
- Dave Girardin: type of reporting person: individual (IN); citizenship or place of organization: Quebec Canada (A8); source of funds: other (OO); sole voting power 0; shared voting power 625,825; sole dispositive power 0; shared dispositive power 625,825; aggregate amount beneficially owned 625,825 (1.94% of the class)
  Comment: (1) Represents shares of common stock of the Issuer issuable upon the exchange of Exchangeable Shares of MB ExchangeCo. The Exchangeable Shares are exchangeable at any time at the option of the holder on a one-to-one basis into shares of common stock of the Issuer. The Reporting Person holds 23.16% of the holding company of GAG.
  
  (2) Based on (i) 31,591,902 shares of common stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 4, 2026 and (ii) 625,825 shares of Common Stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Blue Bird Corp
Address of issuer's principal executive offices: 3920 ARKWRIGHT ROAD, SUITE 200, Macon, Georgia (GA), 31210

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) Groupe Autobus Girardin Ltee, a corporation organized under the federal laws of Canada ("GAG"), (ii) Steve Girardin, an individual, (iii) Dave Girardin, an individual, and (iv) Andre Girardin, an individual. Each of the foregoing is referred to in this Schedule 13D as a "Reporting Person" and, collectively, as the "Reporting Persons." Steve Girardin, Dave Girardin and Andre Girardin are shareholders of GAG, with Andre Girardin holding a 53.68% indirect interest in GAG, Steve Girardin holding a 23.16% indirect interest in GAG and Dave Girardin holding a 23.16% indirect interest in GAG.
Residence or business address: The business address of the Reporting Persons is c/o Groupe Autobus Girardin Ltee, 4000 Girardin Street, Drummondville, Quebec, Canada J2E 0A1.
Present principal occupation or employment:
The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

GAG is a corporation, having its business address at 4000 Girardin Street, Drummondville, Quebec, Canada J2E 0A1;

Steve Girardin is a businessman at GAG and a member of the board of directors of the Issuer, having principal executive offices at 3920 Arkwright Road, 2nd Floor, Macon, Georgia, 31210;

Dave Girardin is a businessman at GAG; and

Andre Girardin is a businessman at GAG.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired the Exchangeable Shares (as defined in Item 4 below) pursuant to the transaction described in Item 4 below.

The information in Item 4 of this Schedule 13D is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Share Purchase Agreement

On February 15, 2026, the Issuer and its wholly owned subsidiary, Blue Bird Body Company, a Georgia corporation (collectively, "Blue Bird"), MB Callco Inc., an Ontario corporation ("MB Callco") and MB Exchangeco Inc., an Ontario corporation ("MB ExchangeCo") entered into a Share Purchase Agreement (the "Purchase Agreement"), with the AG 2014 Trust ("AG Trust"), the SG One 2014 Trust ("SG Trust"), and the DG One 2014 Trust ("DG Trust" and collectively with AG Trust and SG Trust, the "Trusts"), GAG, Girardin Minibus JV 2 Inc., a corporation existing under the laws of the Province of Quebec (the "MB US Seller" and together with the Trusts and GAG, the "Sellers" and each, a "Seller"), to acquire 100% of the issued and outstanding equity securities of Girardin Minibus JV Inc., a corporation existing under the laws of the Province of Quebec ("MB Canada Target") and 100% of the issued and outstanding equity securities of Girardin Minibus JV 2 USA Inc., a Delaware corporation ("MB US Target", together with MB Canada Target, the "Micro Bird Targets" and each, a "Target"). Each of the Micro Bird Targets owns fifty percent of the outstanding shares of Micro Bird Holdings, Inc. ("Micro Bird Canada") and Micro Bird USA Holding LLC ("Micro Bird US"), respectively.

The closing of the transactions contemplated by the Purchase Agreement occurred on April 1, 2026 (the "Closing Date"). The aggregate purchase price was $201,787,194 (the "Purchase Price").
Under the terms of the Purchase Agreement, the Purchase Price was paid as follows: (i) 30% of the Purchase Price was paid as cash at closing and (ii) 70% of the Purchase Price was paid through the issuance at closing of a combination of (a) 2,702,180 non-voting exchangeable shares (the "Exchangeable Shares") in the capital of MB ExchangeCo, which are exchangeable at the option of the holder on a one-to-one basis into shares of Issuer common stock, and (b) one share of preferred stock of the Issuer with voting rights equivalent to Issuer common stock equal to the number of Exchangeable Shares outstanding at any time (the "Special Voting Preferred Stock"). The Exchangeable Shares and one share of Special Voting Preferred Stock of the Issuer were issued to GAG on the Closing Date. The issuance of Exchangeable Shares was intended to minimize certain adverse Canadian tax consequences for certain of the Sellers.

The Exchangeable Shares are not transferable without the Issuer's consent. In addition, the Exchangeable Shares and any shares of Issuer common stock issued upon the exchange of the Exchangeable Shares will be subject to a contractual lock-up as follows: no transfers of the shares may occur until October 1, 2026, six months following the Closing Date. Thereafter, (i) 17.9% of the shares will be released from lock-up on October 1, 2026, (ii) an additional 17.9% of the shares will be released from lock-up on April 1, 2027, (iii) an additional 17.9% of the shares will be released from lock-up on October 1, 2027, (iv) an additional 27.8% of the shares will be released from lock-up on April 1, 2028, and (v) the remaining shares will be released from lock-up on April 1, 2029.

The issuance of the Exchangeable Shares was not registered under the Securities Act of 1933, as amended, or any U.S. state securities laws, in reliance on an exemption from such registration requirements. The Issuer has agreed to file with the U.S. Securities and Exchange Commission a registration statement covering the resale of the Issuer common stock issued upon the exchange of the Exchangeable Shares, use commercially reasonable efforts to cause the registration statement to become effective prior to the expiration of the contractual restrictions described above, and to generally cause the registration statement to remain effective while the Exchangeable Shares remain outstanding.

The Exchangeable Shares issued by MB ExchangeCo have no rights with respect to MB ExchangeCo, other than the right to exchange such Exchangeable Shares for shares of Issuer common stock. This right requires MB ExchangeCo to redeem Exchangeable Shares upon the request of the holder for a redemption price equal to one share of Issuer common stock for each Exchangeable Share redeemed, plus any unpaid dividends.

The Reporting Persons have filed the Purchase Agreement as Exhibit 2 to this Schedule 13D, which is incorporated herein by reference. The description of the Purchase Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the provisions of the Purchase Agreement.

Arrangements Relating to the Exchangeable Shares

As a condition of the closing of the acquisition of the Micro Bird Targets, the Issuer entered into an Exchange and Support Agreement (the "Support Agreement") with GAG, MB ExchangeCo, and MB Callco. Pursuant to the terms of the Support Agreement, the holders of the Exchangeable Shares must be provided economic benefits to the same extent as holders of Issuer common stock in the event of any dividend or other distribution, change, or adjustment relating to Issuer common stock (such as a stock split, stock dividend, reclassification or reorganization). Additionally, the Support Agreement contains certain covenants of the Issuer while the Exchangeable Shares are outstanding, including: (i) not to declare or pay any dividends on its common stock unless MB ExchangeCo simultaneously declares an equivalent dividend for the Exchangeable Shares, (ii) advising MB ExchangeCo in advance of any dividend declaration by the Issuer, (iii) taking all actions reasonably necessary to enable MB ExchangeCo to pay and otherwise perform its obligations with respect to the issued and outstanding Exchangeable Shares, (iv) providing the holders of Exchangeable Shares with voting rights equivalent to the holders of Issuer common stock through the issuance of the share of the Special Preferred Voting Stock, and (v) reserving for issuance and keeping available from its authorized common stock such number of shares as may be equal to: (a) the number of Exchangeable Shares issued and outstanding from time to time; and (b) the number of Exchangeable Shares issuable upon the exercise of all rights, if any, to acquire Exchangeable Shares from time to time.

The Reporting Persons have filed the form of Support Agreement as Exhibit 3 to this Schedule 13D, which is incorporated herein by reference. The description of the Support Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the provisions of the Support Agreement.

Board Election Agreement

As a condition of the closing of the acquisition of the Micro Bird Targets, the Issuer and GAG also entered into a Board Election Agreement providing for the election of Steve Girardin to the Board of Directors of the Issuer as a Class III director, effective as of the closing, with a term expiring at the annual stockholder meeting in 2029, and under certain circumstances if Steve Girardin leaves the board prior to such annual meeting, providing for the election of Dave Girardin as his replacement through the 2029 annual meeting. Pursuant to the Board Election Agreement, GAG agrees, during such time as Steve Girardin or Dave Girardin is serving on the Board, to vote all securities of the Issuer held by GAG and its affiliates in accordance with the Board's recommendations. The Board Election Agreement will terminate on the earlier of (i) immediately prior to the 2029 annual stockholder meeting and (ii) 90 days after such time as neither Steve Girardin nor Dave Girardin is serving on the Board. During such time as Steve Girardin or Dave Girardin is serving on the Board, in such capacity, such individual may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons have filed the form of Board Election Agreement as Exhibit 4 to this Schedule 13D, which is incorporated herein by reference. The description of the Board Election Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the provisions of the Board Election Agreement.

General

The Reporting Persons acquired the Exchangeable Shares and the right to exchange such shares at their option on a one-to-one basis into shares of Issuer common stock for investment purposes, and such purposes were made in the Reporting Persons' ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the common stock at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the common stock, changes in the Issuer's operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of the common stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of common stock or dispose of all shares of common stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing. Any actions described above by the Reporting Persons would be subject to the contractual transfer restrictions applicable to the Exchangeable Shares and shares of Issuer common stock obtain in exchange therefor and applicable securities law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on rows 11 and 13 of the cover page of this Schedule 13D is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 hereof, the Reporting Persons have not effected any transactions in the common stock in the sixty days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The information in Item 4 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement, dated April 8, 2026

2 Share Purchase Agreement dated as of February 15, 2026, by and among Blue Bird Corporation, Blue Bird Body Company, MB Callco Inc., MB Exchangeco Inc., the AG 2014 Trust, the SG One 2014 Trust, and the DG One 2014 Trust, Groupe Autobus Girardin Ltee and Girardin Minibus JV 2 Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed by the Issuer with the SEC on February 17, 2026)

3 Form of Exchange and Support Agreement by and among by and among Groupe Autobus Girardin Ltee, Blue Bird Corporation, MB CallCo Inc. and MB ExchangeCo Inc. (incorporated by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K, filed by the Issuer with the SEC on February 17, 2026)

4 Form of Board Election Agreement by and between Groupe Autobus Girardin Ltee and Blue Bird Corporation (incorporated by reference to Exhibit 2.3 to the Issuer's Current Report on Form 8-K, filed by the Issuer with the SEC on February 17, 2026)

5 Powers of Attorney

## Signatures
- Groupe Autobus Girardin Ltee: /s/ Steve Girardin, Authorized Signatory (04/08/2026)
- Steve Girardin: /s/ Steve Girardin, Steve Girardin (04/08/2026)
- Andre Girardin: /s/ Steve Girardin, Attorney-in-Fact for Andre Girardin (04/08/2026)
- Dave Girardin: /s/ Steve Girardin, Attorney-in-Fact for Dave Girardin (04/08/2026)